Exhibit 21.1

OVINTIV INC.

Significant Subsidiaries

December 31, 2020

1.	11786865 Canada Ltd., incorporated in Canada
2.	Ovintiv Canada ULC, incorporated in British Columbia
3.	Alenco Inc., incorporated in Delaware
4.	Ovintiv USA Inc., incorporated in Delaware
5.	Ovintiv Exploration Inc., incorporated in Delaware
6.	Newfield Rocky Mountains Inc., incorporated in Delaware
7.	Ovintiv Production Inc., incorporated in Texas
8.	Ovintiv Mid-Continent Inc., incorporated in Delaware

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